Invesco ETFs 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

June 14, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: DeCarlo McLaren

Re:	Invesco India Exchange-Traded Fund Trust

File Nos. 333-147611; 811-22147

Responses to Comments on Post-Effective Amendment No. 22

Dear Mr. McLaren:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed to us via telephone on June 3, 2019 regarding Post-Effective Amendment No. 22 to the registration statement under the Securities Act of 1933, as amended of Invesco India Exchange-Traded Fund Trust (the “Trust”), which was filed with the SEC on April 15, 2019 (the “Amendment”). The Amendment was filed in regard to Invesco India ETF, a portfolio of the Trust (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. Defined terms used below have the same meanings as in the Amendment. We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

1.	Comment:	Please provide a completed fee table and expense example for the Fund.

	Response:	The completed fee table and expense example for the Fund are included in Appendix A to this letter.

2.	Comment:	In the section “Summary Information—Principal Investment Strategies,” disclose whether the Fund’s Underlying Index (and therefore, the Fund) will be concentrated in a particular industry as of the date of the prospectus. If so, please disclose information related to that industry concentration and the associated risks.

	Response:	We confirm that, as of April 30, 2019, the Underlying Index (and therefore, the Fund) will not be concentrated in a particular industry. The Fund will monitor allocations to particular industries for potential future disclosure implications going forward.

3.	Comment:	In the sections, “Summary Information—Principal Risks of Investing in the Fund” and “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund,” please consider rearranging the risks in order of saliency as opposed to alphabetical order.

	Response:	We will consider implementing the staff’s request to the disclosure in prospectuses for all funds across the Invesco ETF complex, but we respectfully decline to make the requested change at this time.

4.	Comment:	In the section, “Summary Information—Principal Risks of Investing in the Fund,” please consider adding “Passive Investment Risk.”

	Response:	We note that “Index Risk” included in this section contains substantially similar risk language that would be found in “Passive Investment Risk.” We believe the language in the “Index Risk” section is responsive to the staff’s comment that the risks inherent in an index-based ETF be disclosed. Therefore, we respectfully decline to make the requested change.

5.	Comment:

The Average Annual Returns Table in the “Summary Information—Performance” section shows the returns of an additional index. Please disclose information about the additional index in the narrative explanation accompanying the bar chart and table pursuant to Item 4, Instruction 2(a) of Form N-1A.

Response:

The Registrant believes that the following disclosure, which already appears in the narrative explanation accompanying the Fund’s bar chart and table in the “Summary Information—Performance” section is responsive to the staff’s comment, and therefore the Registrant respectfully declines to modify the disclosure:

The bar chart and table provide an indication of the risks of investing in the Fund by showing how the Fund’s total returns have varied from year to year and by showing how the Fund’s average annual total returns compared with a broad measure of market performance and an additional index with characteristics relevant to the Fund. (emphasis added)

6.	Comment:	In the “Summary Information—Management of the Fund” and “Management of the Fund—Portfolio Managers” sections, state the specific month and year that each portfolio manager began managing the Fund, rather than stating “since inception.”

	Response:	We have revised the disclosure in accordance with the staff’s request, stating that Mr. Hubbard began managing the Fund in March 2008.

7.	Comment:	In the section “Management of the Fund—Advisory Fees,” the Fund discloses that the Adviser will waive the management fee it receives in an amount equal to the indirect management fees that the Fund incurs through its investments in affiliated money market funds through August 31, 2020. Please consider adding a footnote to the Fee Table disclosing such waiver.

	Response:	For the information of the staff, if the Adviser waives fees pursuant to this waiver agreement during a fiscal year in an amount sufficient to be disclosed in a line item in the Fee Table, the Fund will disclose such waiver in a footnote to the Fee Table. For the fiscal year ended October 31, 2018, such waivers were not great enough to be disclosed in a line item, and, therefore, we respectfully decline to make the requested change.

8.	Comment:	Disclosure in the section, “Creation and Redemption of Creation Unit Aggregations—Creation Orders” in the SAI sets forth Order Cut-Off times. Please confirm supplementally whether such Order Cut-Off times apply to the Fund. In addition, if the statement that a fund may have a different Order Cut-Off Time as set forth in the Participant Agreement does not apply to the Fund, please remove the language.

	Response:	We hereby confirm that the Order Cut-Off times as disclosed in the SAI (i.e., 4:00 p.m., Eastern time, for orders of standard creation units and 3:00 p.m., Eastern time, for custom orders) apply to the Fund. In response to the staff’s request, we have deleted the statement that a fund may have a different Order Cut-off time, as it does not apply to the Fund.

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We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 315-2349 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Abigail Murray
Abigail Murray Senior Counsel

cc: Anna Paglia, Esq.
Eric Purple, Esq.
Mark Greer, Esq.

APPENDIX A

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.78%
Other Expenses	0.04%
Total Annual Fund Operating Expenses	0.82%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years	5 Years	10 Years
$84	$262	$455	$1,014